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                              Filing Company:               Cardiac Science Inc.
                              Subject Company:                 Artema Medical AB
                              File Number for Related
                              Registration Statement:                  333-60308
                              This communication is filed pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended

                                                                    News Release

FOR RELEASE JUNE 14, 2001 at 3:00 AM EDT
----------------------------------------

Contact:        Matt Clawson (Investors)                 Roderick de Greef
                Lynn Johnson (Investors)                 Chief Financial Officer
                Len Hall (Media)                         Cardiac Science, Inc.
                Allen & Caron Inc                        (949) 587-0357
                (949) 474-4300
                matt@allencaron.com
                len@allencaron.com

                     CARDIAC SCIENCE COMMENTS ON PROGRESS OF
                           ARTEMA MEDICAL ACQUISITION

IRVINE, Calif. - June 14, 2001 - Cardiac Science, Inc. (Nasdaq NM: DFIB) announced today that its planned acquisition of Stockholm, Sweden-based Artema Medical AB, a manufacturer of patient monitors and external defibrillator devices, has been delayed in order to satisfy U.S. regulatory requirements.

         According to statements by members of senior management at both companies, all parties are working diligently towards the completion and look forward to consummating the transaction. The transaction is expected to close 20 business days following the effective date of the Registration Statement (Form S-4) filed with the U.S. Securities and Exchange Commission in May 2001.

         Cardiac Science President and CEO, Raymond Cohen said, "Despite the regulatory complexity, closing this deal is a top priority for both organizations and we are forging ahead with integration plans. We have never been more positive about the future of the combined entity and we expect to hit the ground running upon closure."

         Artema CEO Thomas Axelsson stated, "The Artema Board of Directors remains firmly committed to completing this transaction quickly, and shareholder support for the deal is strong, despite the delay.

         "As the market for defibrillation equipment continues to heat up," continued Axelsson, "it is added incentive to operate as single international entity. We believe the synergies and critical mass anticipated from this transaction will position the combined company to take advantage of compelling growth opportunities in the emergency care, inpatient and post-discharge market segments."

         In a May 31 press release, Cardiac Science announced that while it expected the transaction to close in June, it was possible that an additional period of time might be required.

About Artema Medical

Artema develops, manufactures and markets bedside and portable multi-parameter patient monitors and defibrillator devices used in cardiac and emergency care applications inside and outside of hospitals.


                                     -More-

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CARDIAC SCIENCE COMMENTS ON PROGRESS OF ARTEMA MEDICAL ACQUISITION
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Artema's products are exported to over 80 countries via independent distributors encompassing Europe, Asia and the Middle East.

About Cardiac Science

         Cardiac Science develops, manufactures and markets life-saving external cardiac defibrillator devices that monitor and automatically treat patients who suffer life-threatening heart rhythms. The company's core proprietary tachyarrhythmia detection, defibrillation and electrode technology platform has multiple applications, including use in external and wearable defibrillators and with standard patient monitors widely used in hospitals throughout the world. The growth of the company's installed base provides a potential recurring revenue stream from the sale of its proprietary disposable defibrillator electrodes. For more information on Cardiac Science, please visit its Internet site at www.cardiacscience.com. For additional investor information please visit www.allencaron.com.

         This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward looking statements include, but are not limited to, the company's ability to complete the Artema acquisition, the life-saving potential of Cardiac Science's technology, the anticipated synergies from the acquisition and the expected closing date, and the applications of the company's technology. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 2000 and other documents filed by the company with the Securities and Exchange Commission.

WE HAVE FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE OFFER. WE URGE YOU TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov (http://www.sec.gov) and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587 0357). YOU SHOULD READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

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